Exhibit 21

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization of Subsidiary
Sound Financial, Inc.	Sound Community Bank	100%	United States

Sound community Bank	ORCA General, Inc.	100%	Washington